SECURITI[illegible] SSION

09041824

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2 9 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

INTERLINK SECURITIES CORP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20750 Ventura Boulevard, Suite 300
(No. and Street)

Woodland Hills (City) California (State) 91364 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore, FinOp (201) 284-4908
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Litzow, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Interlink Securities Corp (the "Company") as of March 31, 2009 and for the year then ended are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

KARI WOODS
COMM. #1590360
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. June 26, 2009

Notary Public

This report* contains (check all applicable boxes):

- (x) Independent Auditors' Report.
- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (e) Statement of Changes in Stockholder's Equity.
- (x) (d) Statement of Cash Flows.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirement, See Note 6 to financial statements).
- (x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirement, See Note 6 to financial statements).
- (x) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable).
- ( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
- (x) (1) An Oath or Affirmation.
- ( ) (m) Copy of the SIPC Supplemental Report (not required).
- (x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control.)

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Interlink Securities Corp
Woodland Hills, California

We have audited the accompanying statement of financial condition of Interlink Securities Corp, a wholly owned subsidiary of Marsh Private Client Life Insurance Services (the "Company") as of March 31, 2009, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Interlink Securities Corp at March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 19, 2009

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$4,045,850
COMMISSIONS RECEIVABLE	205,389
INTEREST RECEIVABLE	409
INTERCOMPANY RECEIVABLE	764,256
PREPAID EXPENSES	62,392
TOTAL	$5,078,296

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 3,756
Intercompany payable	317,287
Income tax payable	1,568,259
Accounts payable and accrued expenses	64,615
Total liabilities	1,953,917
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value — 1,000 shares authorized; 500 shares issued and outstanding	5,000
Additional paid-in capital	20,085
Retained earnings	3,099,294
Total stockholder's equity	3,124,379
TOTAL	$5,078,296

See notes to financial statements.

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2009

REVENUES:	
Commission revenues	$ 5,088,413
Interest income	12,503
Total revenues	5,100,916
EXPENSES:	
Commissions	668,485
Intercompany allocations	1,608,396
Professional fees	73,423
Regulatory fees	89,442
Other general and administrative	55,182
Total expenses	2,494,928
INCOME BEFORE PROVISION FOR INCOME TAXES	2,605,988
PROVISION FOR INCOME TAXES	1,063,711
NET INCOME	$ 1,542,277

See notes to financial statements.

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE — April 1, 2008	$ 5,000	$ 20,085	$ 1,557,017	$ 1,582,102
Net income			1,542,277	1,542,277
BALANCE — March 31, 2009	$ 5,000	$ 20,085	$ 3,099,294	$ 3,124,379

See notes to financial statements.

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,542,277
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	33,832
Changes in assets and liabilities:	
Commissions receivable	(118,067)
Interest receivable	1,263
Intercompany receivable	(764,256)
Prepaid expenses	(19,892)
Commissions payable	(82,601)
Intercompany payable	206,263
Income tax payable	1,029,877
Accounts payable and accrued expenses	(125,879)
Net cash provided by operating activities	1,702,817
CASH AND CASH EQUIVALENTS — Beginning of year	2,343,033
CASH AND CASH EQUIVALENTS — End of year	$ 4,045,850

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Interlink Securities Corp (the "Company"), a California corporation, was established as a wholly owned subsidiary of Marsh Private Client Life Insurance Services (formerly known as Centrelink Insurance and Financial Services), which is a wholly owned subsidiary of Marsh USA, Inc. ("Marsh"). The Company commenced operations on June 1, 2001, and is registered as a broker-dealer under the Securities Exchange Act of 1934.

As a member of Financial Industry Regulatory Authority, Inc., the Company engages in securities brokerage and the sale of securities and insurance products such as mutual funds, variable annuities, and variable universal life insurance.

The Company's business is limited to the sale of mutual funds and insurance products noted above and does not carry securities accounts for customers or perform custodial functions related to customer securities. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3(k)(1).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents — The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Commissions Receivable and Payable — Commissions receivable primarily represent commissions due to the Company for the sale of financial products. Commissions payable represent amounts due to the sales representatives affiliated with the Company in connection with the sale of financial products.

Commission Revenues and Commission Expenses — Commission revenues and commission expenses relate to distribution of insurance products and are recorded on an accrual basis. Commission revenues and any resulting commission expense are accrued and earned when the insurance protection is afforded and the commission amount can be reasonably estimated, based upon the effective date of the underlying insurance contract.

Income Taxes — The Company is included in the federal and state income tax returns filed by Marsh, and the Company is allocated income tax expense and benefits based upon the separate return method. Deferred income taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the provision for income taxes. Under this method, the computation of the net deferred tax liability or asset gives current recognition of changes in tax laws.

Additionally, the Company applies the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 requires the Company to recognize in the financial statements the impact of a tax position when it is more-likely-than-not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. The Company concluded that no uncertain tax positions exist as of March 31, 2009.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

For the year ended March 31, 2009, the provision for income taxes was $1,063,711, which consists of federal and state income taxes of $830,458 and $233,253, respectively. FIN 48 does not have an impact on the Company's provision for income taxes and, as a result, there are no unrecognized tax benefits. The tax years of 2005–2007 remain open for examination by major taxing jurisdictions to which the Company is subject. Any future unrecognized tax benefits resulting from these examinations will be settled with the Company in accordance with an inter-company tax sharing arrangement; however, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months. No income tax liability for uncertain tax positions has been recognized in the financial statements.

4. RELATED-PARTY TRANSACTIONS

Marsh Private Client Life Insurance Services and the Company's ultimate parent, Marsh & McLennan Companies, Inc. (MMC) provide certain general and administrative, legal, accounting and compliance services to the Company, which are recorded through the intercompany accounts. The charges for such services totaled $1,608,396 for the year ended March 31, 2009. At March 31, 2009, the Company had an intercompany payable balance of $317,287 and intercompany receivable of $19,848 for such services. Intercompany balances, if any, are noninterest bearing and typically settled eight days after month end. Further, the Company had an in-house bank account with MMC, with a balance of $744,408 as of March 31, 2009, which earned interest of $12,503 during the year. Such in-house bank account is included in intercompany receivable on the statement of financial condition.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital.

At March 31, 2009, the Company had net capital of $2,136,116, which was $2,005,854 in excess of the amount required to be maintained, and the ratio of aggregate indebtedness to net capital was .91 to 1.

6. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(1) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds, and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

* * * * * *

SUPPLEMENTAL SCHEDULES

INTERLINK SECURITIES CORP

(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2009

NET CAPITAL — Total stockholder's equity from the statement of financial condition	$ 3,124,379
DEDUCTIONS — Nonallowable assets included in the statement of financial condition:	
Intercompany receivable	764,256
Commission receivable	161,206
Interest receivable	409
Prepaid expenses	62,392
Total deductions	988,263
NET CAPITAL	$ 2,136,116
AGGREGATE INDEBTEDNESS	$ 1,953,917
MINIMUM NET CAPITAL REQUIREMENT (Greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 130,262
EXCESS NET CAPITAL	$ 2,005,854
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.91 to 1

There are no material differences between the amounts reported above and amounts reported in the Company's amended unaudited Focus Report, Part II, filed on May 18, 2009.

SCHEDULE H

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2009

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(1).

INTERLINK SECURITIES CORP

(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2009

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(1).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

May 19, 2009

Interlink Securities Corp
20750 Ventura Boulevard, Suite 300
Woodland Hills, California

In planning and performing our audit of the financial statements of Interlink Securities Corp (the "Company") as of and for the year ended March 31, 2009 (on which we issued our report dated May 19, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

INTERLINK SECURITIES CORP
(A Wholly Owned Subsidiary of Marsh Private Client Life Insurance Services)
(SEC I.D. No. 8-44949)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED MARCH 31, 2009 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e) as a **PUBLIC DOCUMENT**.